SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

November 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,958,802
	8	SHARED VOTING POWER 4,500
	9	SOLE DISPOSITIVE POWER 1,958,802
	10	SHARED DISPOSITIVE POWER 4,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D (as subsequently amended and supplemented, the “Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on July 15, 2015, Amendment No. 2 to Schedule 13D, filed on October 9, 2015, Amendment No. 3 to Schedule 13D, filed on November 12, 2015, Amendment No. 4 to Schedule 13D, filed on July 11, 2016, Amendment No. 5 to Schedule 13D filed on October 11, 2016, Amendment No. 6 to Schedule 13D, filed on December 21, 2016, and Amendment No. 7 to Schedule 13D, filed on May 17, 2018, relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The address of the Issuer’s office is 1700 Lincoln St., Suite 2800, Denver, CO 80203. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. As used herein, “Shares” means shares of Common Stock.

Item 2. Identity and Background.

Sections A, B and C of Item 2 are hereby amended in their entirety as follows:

A. This statement is being filed by:

i.	Goff Family Investments, LP (“Goff Family Investments”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

ii.	Cuerno Largo Partners, LP (“Cuerno Partners”); a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

iii.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Goff Family Investments and Cuerno Partners;

iv.	Kulik Partners, LP (“Kulik Partners”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

v.	Kulik GP, LLC (“Kulik GP”), a Texas limited liability company, as general partner to Kulik Partners;

vi.	The Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Shares directly and beneficially owned by it;

vii.	JCG 2016 Holdings, LP (“JCG 2016 Holdings”), a Texas Limited Partnership, with respect to the Shares beneficially owned by it;

viii.	JCG 2016 Management, LLC (“JCG 2016 Management”), a Texas limited liability company, as General Partner of JCG 2016 Holdings;

ix.	Goff REN Holdings, LLC (“Goff REN”), a Texas limited liability company, with respect to the Shares beneficially owned by it;

x.	Goff REN Holdings II, LLC (“Goff REN II”), a Texas limited liability company, with respect to the Shares beneficially owned by it;

xi.	GFS REN GP, LLC (“GFS REN GP”), a Texas limited liability company, as manager of Goff REN and Goff REN II.

xii.	GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS REN GP, with respect to the Shares directly and beneficially owned by it;

xiii.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Shares directly and beneficially owned by it;

xiv.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the shares directly and beneficially owned by it;

xv.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Shares directly and beneficially owned by it;

xvi.

John C. Goff, a United States Citizen, as trustee of the Goff Family Trust, as managing member of Kulik GP and JCG 2016 management, as the sole board member of the Goff Foundation, as president of Goff Capital, as the managing member and Chief Executive Officer of GFS, and with respect to the Shares directly and beneficially owned by him;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

B. The address of the principal office of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP, JCG 2016 Holdings, JCG 2016 Management, Goff REN, Goff REN II, GFS REN GP, GFS Management, GFT, GFS and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

C. The principal business of Cuerno Partners, Kulik Partners, Goff Family Trust, Goff Foundation, Goff Family Investments, and JCG 2016 Holdings is to manage investments for a single family. The principal business of Goff REN and Goff REN II is to serve as a private investment partnership of John C. Goff and a third party. The principal business of Kulik GP, JCG 2016 Management, GFS REN GP and Goff Capital is serving as the general partner to Kulik Partners, Cuerno Partners, JCG 2016 Holdings, Goff REN, Goff REN II and Goff Family Investments, respectively. The principal business of GFS Management is to serve as a Manager of investment funds. The principal business of GFS is investment advisor. The principal business of GFT is to serve as a Manager of investment funds. The principal occupation of John C. Goff is serving as president of Goff Capital and as an asset manager in real estate and private equity.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP and Cuerno GP is based upon 23,164,035 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of November 5, 2018. The aggregate percentage of Shares reported beneficially owned by JCG 2016 Holdings, JCG 2016 Management, and John C. Goff is based upon 23,231,758 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of November 5, 2018, plus the number of Shares issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Persons.

A.	Goff Family Investments

i.	As of close of business on November 20, 2018, Goff Family Investments beneficially owned 110,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 110,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 110,000

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

B.	Goff Capital

i.

As of close of business on November 20, 2018, Goff Capital, as general partner of Goff Family Investments and Cuerno Partners, may be deemed to beneficially own: (1) 110,000 Shares owned by Goff Family Investments and (2) 42,000 Shares owned by Cuerno Partners.

Percentage: Approximately 0.7%

ii.	Powers

1. Sole power to vote or direct vote: 152,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 152,000

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Shares in the past sixty days. Goff Family Investments has not entered into any transactions in the Shares during the past sixty days. Cuerno Partners has not entered into any transactions in the Shares during the past sixty days.

C.	Kulik Partners

i.	As of close of business on November 20, 2018, Kulik Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

D.	Kulik GP

i.	As of close of business on November 20, 2018, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 82,000 Shares owned by Kulik Partners.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Shares in the past sixty days. Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

E.	Cuerno Partners

i.	As of close of business on November 20, 2018, Cuerno Partners beneficially owned 42,000 Shares.

Percentage: Approximately 0.2%

ii.	Powers

1. Sole power to vote or direct vote: 42,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 42,000

4. Shared power to dispose or direct the disposition: 0

iii.	Cuerno Partners has not entered into any transactions in the Shares in the past 60 days.

F.	Goff Foundation

i.	As of close of business on November 20, 2018, Goff Foundation beneficially owned 15,360 Shares.

Percentage: Approximately 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 15,360

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 15,360

4. Shared power to dispose or direct the disposition: 0

iii.	The Goff Foundation has not entered into any transactions in the Shares in the past sixty days.

G.	Goff REN

i.	As of close of business on November 20, 2018, Goff REN beneficially owned 252,139 Shares.

Percentage: Approximately 1.1%

ii.	Powers

1. Sole power to vote or direct vote: 252,139

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 252,139

4. Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Shares in the past sixty days.

H.	Goff REN II

i.	As of close of business on November 20, 2018, Goff REN II beneficially owned 103,900 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 103,900

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 103,900

4. Shared power to dispose or direct the disposition: 0

iii.	Goff REN II has not entered into any transactions in the Shares in the past sixty days.

I.	GFS REN GP

i.	As of close of business on November 20, 2018, GFS REN GP, as manager of Goff REN and Goff REN II, may be deemed to beneficially own 356,039 Shares owned by Goff REN and Goff REN II.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 356,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 356,039

4. Shared power to dispose or direct the disposition: 0

iii.

GFS REN GP has not entered into any transactions in the Shares in the past sixty days. Goff REN has not entered into any transactions in the Shares in the past 60 days. Goff REN II has not entered into any transactions in the Shares in the past 60 days.

J.	GFS Management

i.	As of close of business on November 20, 2018, GFS Management, as managing member of GFS REN GP, may be deemed to beneficially own 356,039 Shares.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 356,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 356,039

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN has not entered into any transactions in the Shares in the past 60 days. Goff REN II has not entered into any transactions in the Shares in the past 60 days.

K.	GFS

i.	As of close of business on November 20, 2018, GFS, as managing member of GFS Management, may be deemed to beneficially own 356,039 Shares.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 356,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 356,039

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN has not entered into any transactions in the Shares in the past 60 days. Goff REN II has not entered into any transactions in the Shares in the past 60 days.

L.	GFT

i.	As of close of business on November 20, 2018, GFT, as controlling equity holder of GFS, may be deemed to beneficially own 356,039 Shares.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 356,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 356,039

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN has not entered into any transactions in the Shares in the past 60 days. Goff REN II has not entered into any transactions in the Shares in the past 60 days.

M.	Goff Family Trust

i.

As of close of business on November 20, 2018, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to Shares directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 110,000 Shares owned by Goff Family Investments, (2) 42,000 Shares owned by Cuerno Partners, (3) 252,139 Shares owned by Goff REN, (4) 103,900 Shares owned by Goff REN II, and (5) 590,063 Shares owned by Goff Family Trust directly.

Percentage: Approximately 4.7%

ii.	Powers

1. Sole power to vote or direct vote: 1,098,102

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,098,102

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Shares during the past sixty days. Goff Capital has not entered into any transactions in the Shares during the past sixty days. Goff Family Investments has not entered into any transactions in the Shares during the past sixty days. Cuerno Partners has not entered into any transactions in the Shares during the past sixty days. GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN has not entered into any transactions in the Shares in the past sixty days. Goff REN II has not entered into any transactions in the Shares in the past sixty days.

N.	JCG 2016 Holdings

i.

As of close of business on November 20, 2018, JCG 2016 Holdings directly owned 637,168 Shares and 2,000 shares of Preferred Stock, which were convertible into 67,723 Shares, for a total of 704,891 Shares beneficially owned.

Percentage: Approximately 3.0%

ii.	Powers

1. Sole power to vote or direct vote: 704,891

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 704,891

4. Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

O.	JCG 2016 Management

i.	As of close of business on November 20, 2018, JCG 2016 Management, as general partner of JCG 2016 Holdings, may be deemed to beneficially own 704,891 Shares.

Percentage: Approximately 3.0%

ii.	Powers

1. Sole power to vote or direct vote: 704,891

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 704,891

4. Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Management has not entered into any transactions in the Shares in the past 60 days. JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

P.	John C. Goff

i.

As of close of business on November 20, 2018, as trustee of Goff Family Trust, as managing member of JCG 2016 Management and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, as managing member and Chief Executive Officer of GFS, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 590,063 Shares owned by Goff Family Trust, (2) 110,000 Shares owned by Goff Family Investments, (3) 82,000 Shares owned by Kulik Partners, (4) 42,000 Shares owned by Cuerno Partners, (5) 15,360 Shares owned by Goff Foundation, (6) 252,139 Shares owned by Goff REN, (7) 103,900 Shares owned by Goff REN II, (8) 704,891 Shares beneficially owned by JCG 2016 Holdings and (9) 62,949 Shares owned by him individually or held in family members’ accounts over which he shares investment and/or dispositive power.

Percentage: Approximately 8.5%

ii.	Powers

1. Sole power to vote or direct vote: 1,958,802

2. Shared power to dispose or direct the disposition: 4,500

3. Sole power to dispose or direct the disposition: 1,958,802

4. Shared power to dispose or direct the disposition: 4,500

iii.

John C. Goff, Goff Family Trust, Goff Family Investments, Goff Capital, Kulik Partners, Kulik GP, Cuerno Partners Goff Foundation, Goff REN, Goff REN II, GFS REN GP, JCG 2016 Holdings and JCG 2016 Management have not entered into any transactions in the Shares in the past sixty days.

As general partner of Kulik Partners, Kulik GP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Goff Family Investments and Cuerno Partners, Goff Capital may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of Goff Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff Family Investments and Cuerno Partners Shares, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN GP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS REN GP disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS REN GP, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS Management disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff Family Investments, Cuerno Partners, and the Shares directly held by Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

As general partner of JCG 2016 Holdings, JCG 2016 Management may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of JCG 2016 Holdings Shares. JCG 2016 Management disclaims beneficial ownership of JCG 2016 Holdings Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Kulik GP and JCG 2016 Management, as the sole board member of Goff Foundation, as president of Goff Capital, and as managing member and Chief Executive Officer of GFS, John C. Goff may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares, the Goff Family Investments Shares, the Goff REN Shares, the Goff REN II Shares, and the JCG 2016 Holdings Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6. Material Contracts

Item 7 is hereby amended as follows:

On November 18, 2018, Cimarex Energy Co., a Delaware corporation (“Cimarex”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Resolute Energy Corporation, a Delaware corporation (“Resolute”), CR Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Cimarex (“Merger Sub 1”), and CR Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Cimarex (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”). Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Resolute will ultimately merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger (the “Merger”). On the same date, in connection with the Merger Agreement, Cimarex entered into a voting agreement with each of John C. Goff, Goff Family Trust, JCG 2016 Holdings, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Ren, and Goff Ren II (collectively, “Goff”), which collectively beneficially own approximately 8.5% of the outstanding Resolute voting power (the “Voting Agreement”).

The Voting Agreement requires, subject to the terms and conditions thereof, that Goff vote or cause to be voted the 1,963,302 shares of Common Stock beneficially owned by Goff in favor of the transactions contemplated by the Merger Agreement. The Voting Agreement will terminate upon the earliest to occur of (a) the receipt of Resolute stockholder approval, (b) the date of any amendment, waiver or modification of the Merger Agreement without Resolute stockholders’ prior written consent that has the effect of (1) decreasing the Merger consideration, (2) changing the form of Merger consideration, in each case, payable to the Resolute stockholders or (3) otherwise affecting the Resolute stockholders in a materially adverse manner, (c) the consummation of the Merger or (d) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1

Voting Agreement by and among Cimarex Energy Co, John C. Goff, John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Goff Family Investments, LP, Kulik Partners, LP, Cuerno Largo Partners, LP, Goff Family Foundation, Goff REN Holdings, LLC, Goff REN Holdings II, LLC, dated November 18, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 20, 2018

John C. Goff

By:	/s/ John C. Goff